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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gagnon Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of the Americas. 24th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marianne D'Alessandro (212) 554-5081
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marianne D'Alessandro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gagnon Securities LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA ROBERTS
Notary Public, State of New York
No. 01RO6314098
Qualified in Westchester County
Commission Expires November 3, 20 22

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Statement of Exemption from Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAGNON SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

DECEMBER 31, 2018

GAGNON SECURITIES, LLC

CONTENTS

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Gagnon Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gagnon Securities, LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
New York, New York
February 19, 2019



GAGNON SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018		
ASSETS		
Cash and cash equivalents	$	6,155,118
Receivable from clearing broker		884,394
Furniture, fixtures and leasehold improvements, net		38,265
Other assets		756,983
	$	7,834,760
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Employee compensation payable	$	1,399,575
Accounts payable and accrued expenses		763,381
Total liabilities		2,162,956
Members' equity		5,671,804
	$	7,834,760

See accompanying notes to statement of financial condition.

1. Nature of business

Gagnon Securities, LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on October 21, 1999. The Company provides brokerage and investment services to its clients and clears all customer securities transactions through its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirement of the Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph k(2)(ii).

The Company is a registered broker-dealer and a registered investment advisor with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers its investments in short-term money market accounts with maturities of 90 days or less from date of purchase to be cash equivalents. At December 31, 2018, the Company has $500,000 in an escrow deposit account held at the clearing broker, National Financial Services LLC.

Receivable from Clearing Broker

The Company clears its proprietary and customer transactions through its clearing broker on a fully disclosed basis. At December 31, 2018, the net commission and service fee receivable from the clearing broker was approximately $884,000.

Revenue Recognition

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission and service fee. Commissions, service fees and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management, equal to 2.25% per annum. Fee income is calculated and received monthly (0.1875% per month) based on the average daily value of the assets held in the account. Fee income is recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

2. Summary of significant accounting policies (continued)

Revenue Recognition (continued)

Interest is recorded on an accrual basis and dividends are recorded on an ex-dividend date basis.

Furniture, Fixtures and Leasehold Improvements

Furniture, fixtures and leasehold improvements is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5 years	Straight-line
Office and other equipment	5 years	Straight-line
Leasehold improvements	shorter of lease term or useful life	Straight-line
Artwork		Not depreciated

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company, however, is subject to local unincorporated business taxes in New York City (UBT).

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

Fair Value of Financial Instruments

At December 31, 2018, the carrying value of the Company's financial instruments, such as receivable from clearing broker and other assets approximate fair values due to the nature of their short-term maturities.

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the statement of financial condition. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Recent Accounting Pronouncement

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019. A modified retrospective transition approach is required. While the Company continues to assess all of the effects of adoption, the Company currently believes the most significant effect relates to the recognition of new right of use assets and corresponding lease liabilities on the Company's statement of financial condition. The Company's evaluation of ASU 2016-02 is ongoing and may identify additional impacts on the Company's statement of financial condition.

In January 2017, the Financial Accounting Standards Board issued ASU No. 2017-01, "Business Combinations (Topic 805) - Clarifying the Definition of a Business" ("ASU 2017-01"). ASU 2017-01 provides amendments to clarify the definition of a business and affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The amendments are intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The new standard is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. During 2018, the Company early adopted the standard and will apply the guidance of the standard on a prospective basis.

3. Furniture, fixtures and leasehold improvements

Details of furniture, fixtures and leasehold improvements at December 31, 2018 are as follows:

Furniture and fixtures	$ 56,827
Office and other equipment	415,203
Leasehold improvements	99,753
Artwork	15,085
	586,868
Less accumulated depreciation and amortization	(548,603)
	$ 38,265

4. Asset acquisition

On May 4, 2018, the Company entered into a Stock Purchase Agreement (the "Agreement") with a third party (all capitalized terms used but not defined herein shall have the respective meanings given to them in the Stock Purchase Agreement). Pursuant to the Agreement, the Company acquired all of the issued and outstanding capital stock in the third party in exchange for Earnout Payments, based on the performance of the Earnout Assets acquired. There were no other assets acquired or liabilities assumed as part of the transaction. These Earnout Assets represent customer accounts transferred from the third party, for which the Company will provide investment advisory services. In exchange for the fee income earned on these customer accounts, the Company is subject to Earnout Payments equal to a specified percentage of the quarterly revenue earned from the customer accounts in a decreasing proportion over the next 10 years. The third party entity was dissolved effective December 6, 2018.

Pursuant to ASU No. 2017-01, a screen test is provided to determine when a set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. Management determined the customer accounts represent the single identifiable asset and therefore the transaction was treated as an acquisition of assets. Furthermore, management assessed that the duration of the Agreement and quarterly payments to the third party, which decrease over 10 years, are representative of the useful life and the monthly amortization of the customer accounts acquired and therefore, the Earnout Payments to the third party are expensed as incurred.

5. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was approximately $4,764,000, which was approximately $4,620,000 in excess of its computed minimum net capital requirement of approximately $144,000.

6. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

7. Related party transactions

The Company provides research and other operational and administrative support services to, and executes securities transactions on behalf of, related investment companies and investment partnerships.

8. Income taxes

As of December 31, 2018, the Company owes approximately $111,000 in UBT tax which is included in accounts payable and accrued expenses on the statement of financial condition.

9. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in certain financial institutions which, at times, may exceed the federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

10. Exemption from Rule 15c3-3

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) as all customer transactions are cleared through another broker dealer on a fully disclosed basis.

11. Commitments

The Company is obligated under a non-cancellable operating lease for office space expiring through July 2022. The Company maintains a deposit of approximately $205,000 in the form of a letter of credit. This amount is included in other assets on the statement of financial condition. Future minimum annual rental payments at December 31, 2018 are as follows:

Year Ending December 31,

2019	$ 821,520
2020	857,458
2021	883,128
2022	515,158
	$ 3,077,264

Deferred rent for the year ended December 31, 2018 amounted to approximately $169,000 which is included in accounts payable and accrued expenses on the statement of financial condition.

12. Notes Receivable from Employees

Notes receivable from employees represent loans to employees for the purchase of non-voting member interests in the Company. Such allocation of non-voting interests is determined at the sole discretion of the majority holder of voting member units ("Majority Holder"). The notes are evidenced by a promissory note containing customary terms of payment and bear no interest. The Majority Holder may, at its sole discretion, waive payments on the notes. Upon termination of employment, the member is paid out the difference if their equity interest has increased or the member is asked to pay back the difference if their equity interest has decreased. The notes are collateralized by member units. During the year ended December 31, 2018, payments on the notes were waived and no new notes were issued. At December 31, 2018, notes receivable from employees of approximately $492,000 has been offset against members' equity in the accompanying statement of financial condition.

13. Member units

At December 31, 2018, approximately 62% of member units represent voting interests and approximately 38% of member units represent non-voting interests.

14. Employee benefit plan

The Company maintains a profit-sharing plan (the "Plan"), pursuant to Section 401(a) of the IRC for substantially all full-time, salaried employees. The Plan is funded entirely by the Company and contributions are made on a discretionary basis. The Company accrued approximately $1,001,000 for profit sharing contributions, which is included in employee compensation payable on the statement of financial condition.